UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-42630

Cantor Equity Partners II, Inc.

(Exact name of registrant as specified in its charter)

78 SW 7th Street, Suite 500

Miami, FL 33130

(646) 918-5012

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A ordinary shares, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*	Effective as of July 1, 2026, Cantor Equity Partners II, Inc. (“CEPT”), Securitize Inc. (“Securitize”), Securitize Corp. (f/k/a Securitize Holdings, Inc.) (“PubCo”), Pinecrest Merger Sub, a wholly owned subsidiary of PubCo (“CEPT Merger Seb”) and Senna Merger Sub, Inc., a wholly owned subsidiary of CEPT (“Securitize Merger Sub”) consummated the previously announced business combination (the “Business Combination”). As part of the Business Combination transactions, CEPT merged with and into CEPT Merger Sub with CEPT Merger Sub surviving as a wholly-owned subsidiary of PubCo (the “Merger”). This Form 15 relates solely to the reporting obligations of CEPT under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not affect the reporting obligations of Pubco under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PINECREST MERGER SUB (as successor by merger to Cantor Equity Partners II, Inc.)

Date: July 13, 2026	By:	/s/ Carlos Domingo
	Name:	Carlos Domingo
	Title:	Director